FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of June 2002

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F).

Form 20-F [X]       Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes [   ]      No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________).

Enclosure:

Blocklisting six monthly return

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1.     Name of company
Acambis plc

2.     Name of scheme
Peptide Therapeutics Group plc 1994 Unapproved Share Option Scheme

3.     Period of return: From 01 January 2002 to 30 June 2002

4.     Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme at end of last period:
8,398

5.     Number of shares issued/allotted under scheme during period:
nil

6.     Balance under scheme not yet issued/allotted at end of period:
8,398

7.     Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
33,916,280 ordinary shares of 10p each
Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
98,127,761

Contact for queries:    Elizabeth Brown
Address: Acambis plc, Peterhouse Technology Park, 100 Fulbourn Road, Cambridge CB1 9PT

Name of person making return:
Elizabeth Brown

Telephone: 01223 275300
Position of person making return:
Company Secretary

1.     Name of company
Acambis plc

2.     Name of scheme
Acambis 1995 Unapproved Share Option Scheme

3.     Period of return: From 01 January 2002 to 30 June 2002

4.     Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme at end of last period:
928,367

5.     Number of shares issued/allotted
under scheme during period:
34,732

6.     Balance under scheme not yet issued/allotted at end of period:
893,635

7.     Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
33,916,280 ordinary shares of 10p each
Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
98,127,761

Contact for queries:    Elizabeth Brown
Address: Acambis plc, Peterhouse Technology Park, 100 Fulbourn Road, Cambridge CB1 9PT

Name of person making return:
Elizabeth Brown

Telephone:    01223 275300
Position of person making return:
Company Secretary

1.     Name of company
Acambis plc

2.     Name of scheme
Acambis 1996 Approved Share Option Scheme

3.     Period of return: From 01 January 2002 to 30 June 2002

4.     Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme at end of last period:
659,343

5.     Number of shares issued/allotted under scheme during period:
40,681

6.     Balance under scheme not yet issued/allotted at end of period:
618,662

7.     Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
33,916,280 ordinary shares of 10p each
Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
98,127,761

Contact for queries:    Elizabeth Brown

Address: Acambis plc, Peterhouse Technology Park, 100 Fulbourn Road,
Cambridge CB1 9PT

Name of person making return:
Elizabeth Brown

Telephone: 01223 275300
Position of person making return:
Company Secretary

1.     Name of company
Acambis plc

2.     Name of scheme
Acambis 1995 Savings-Related Share Option Scheme

3.     Period of return: From 01 January 2002 to 30 June 2002

4.     Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme at end of last period:
33,519

5.     Number of shares issued/allotted under scheme during period:
2,867

6.     Balance under scheme not yet issued/allotted at end of period:
30,652

7.     Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
33,916,280 ordinary shares of 10p each
Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
98,127,761

Contact for queries: Elizabeth Brown
Address: Acambis plc, Peterhouse Technology Park, 100 Fulbourn Road,
Cambridge CB1 9PT

Name of person making return:
Elizabeth Brown

Telephone: 01223 275300
Position of person making return:
Company Secretary

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACAMBIS PLC

Date: 19 July 2002	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications